
Mail Stop 3720

August 26, 2008

Via U.S. Mail and Fax (727) 576-4864

Paul Soltoff
Chief Executive Officer
Sendtec, Inc.
877 Executive Center Drive West
Suite 300
St. Petersburg, FL 33702

      RE: **Sendtec, Inc.**
             Form 10-KSB for the fiscal year ended December 31, 2007
             Filed April 9, 2008, 2008

             Form 10-KSB/A for the fiscal year ended December 31, 2007
             Filed August 20, 2008
             File No. 0-51702

Dear Mr. Soltoff:

      We have completed our review of your Form 10-K/A and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director